APPLIED CAPITAL, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2015

NET CAPITAL:

Total member's equity qualified for net capital	$	83,906
Deduction for non-allowable assets:		
Accounts receivable		1,324
Prepaid expenses and deposits		18,894
Net capital before haircuts		63,688
Less haircuts		-
Net capital		63,688
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,000
Excess net capital	$	58,688
Aggregate indebtedness	$	9,503
Ratio of aggregate indebtedness to net capital		.15 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2015

There is no significant difference between net capital reported in Part IIA of Form X-17A-5 as of December 31, 2015 and net capital as reported above.